

April 14, 2011

Jeff A. Hanks, CFO
Ensurge, Inc.
2825 E. Cottonwood Parkway, Suite 500
Salt Lake City, UT 84121

      Re: **Ensurge, Inc.**
              Item 4.02 Form 8-K
              Filed March 21, 2011
              File No. 033-03275-D

Dear Mr. Hanks:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              /s/ Blaise A. Rhodes

              Blaise A. Rhodes
              Staff Accountant
              Office of Beverages, Apparel and
              Health Care Services